Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Brian R. McEwen, President and Chief Executive Officer of Buffalo Gold Ltd. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F of the Company for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Brian R. McEwen

Brian R. McEwen

Chief Executive Officer

June 27, 2008

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Buffalo Gold Ltd.  December 31, 2007 20F

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